[LOGO]

FOR IMMEDIATE RELEASE



             VIMPELCOM ANNOUNCES SECOND QUARTER AND SIX MONTH 2003
                        FINANCIAL AND OPERATING RESULTS

       $9.0 MILLION NET INCOME IN THE REGIONS FOR SECOND QUARTER OF 2003

    ------------------------------------------------------------------------

           -- 76% YEAR-ON-YEAR INCREASE IN NET OPERATING REVENUES --
                   -- 95% YEAR-ON-YEAR INCREASE IN EBITDA --
                 -- 140% YEAR-ON-YEAR INCREASE IN NET INCOME --
            -- APPROXIMATELY 8.5 MILLION SUBSCRIBERS AS OF TODAY --


Moscow and New York (August 28, 2003) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) today announced its financial and operating results for the quarter ended June 30, 2003. VimpelCom reported continued subscriber growth and an increase in net operating revenues, EBITDA and net income. For the quarter ended June 30, 2003, VimpelCom reported net operating revenues of $304.4 million, a 75.6% increase from $173.4 million reported for the same period in 2002; EBITDA of $139.9 million, a 95.0% increase from $71.8 million reported for the same period in 2002; and net income of $52.6 million, an increase of 139.9% from $21.9 million reported for the same period in 2002. The Company's EBITDA margin for the second quarter of 2003 was approximately 46.0% compared to approximately 41.4% for the same period in 2002.

Total operating revenues, excluding inter-company transactions, for the Moscow license area and the regions in the second quarter of 2003 were $216.72 million and $87.72 million, respectively. Net income for the Moscow license area and the regions in the second quarter of 2003 was $47.08 million and $9.03 million, respectively.

As of June 30, 2003, there were approximately 7.43 million subscribers on wireless networks operated by VimpelCom and its subsidiaries, an increase of approximately 126.9% compared to June 30, 2002, including approximately 4.43 million subscribers in the Moscow license area and approximately 3.00 million subscribers in the regions. As of today, there are approximately 8.54 million subscribers on wireless networks operated by VimpelCom and its subsidiaries, with approximately 4.84 million subscribers in the Moscow license area and approximately 3.70 million subscribers in the regions.

Based on independent sources, VimpelCom estimates that its market share in the Moscow license area was 48.8% as of June 30, 2003, compared to 52.0% as of June 30, 2002 and that its overall market share in Russia was 30.0% as of June 30, 2003, compared to 26.1% as of June 30, 2002.

Commenting on today's announcement, Jo Lunder, Chief Executive Officer of VimpelCom, said, "Our second quarter results reflect continued strong financial performance as a result of revenue growth and strict cost control. We are particularly pleased with our successful regional expansion, which has resulted in further improvement at the net income level. It is now evident that the regions are growing faster than Moscow, and that we are well positioned to capture this growth opportunity. The Company is entering a new phase with our Moscow and regional branches being equally important parts of our business performance."

VimpelCom Announces Second Quarter And Six Month 2003 Financial And Operating Results
Page 2 of 4


                                        Key Financial and Operating Indicators


                                            Three months ended                     Six months ended

---------------------------------- ------------- ------------ ----------   ------------ ----------- --------
                                       June         June        Change        June        June       Change
                                     30, 2003      30, 2002        (%)       30, 2003    30, 2002       (%)
---------------------------------- ------------- ------------ ----------   ------------ ----------- --------

Net operating revenues ($,000)     304,440       173,381      75.6%        548,877      318,441     72.4%
---------------------------------- ------------- ------------ ----------   ------------ ----------- --------
EBITDA ($,000) (1)                 139,929       71,757       95.0%        247,865      135,027     83.6%
---------------------------------- ------------- ------------ ----------   ------------ ----------- --------
EBITDA margin (2)                  46.0%         41.4%        -            45.2%        42.4%       -
---------------------------------- ------------- ------------ ----------   ------------ ----------- --------
Gross margin ($,000) (3)           249,022       139,045      79.1%        445,592      256,936     73.4%
---------------------------------- ------------- ------------ ----------   ------------ ----------- --------
Gross margin percentage (4)        81.8%         80.2%        -            81.2%        80.7%       -
---------------------------------- ------------- ------------ ----------   ------------ ----------- --------
Net income ($,000)                 52,647        21,941       139.9%       94,034       49,987      88.1%
---------------------------------- ------------- ------------ ----------   ------------ ----------- --------
ARPU ($) (5)                       14.3          18.9         -24.3%       13.9         19.1        -27.2%
---------------------------------- ------------- ------------ ----------   ------------ ----------- --------
MOU (minutes) (6)                  93.8          94.7         -1.0%        88.2         91.3        -3.4%
---------------------------------- ------------- ------------ ----------   ------------ ----------- --------
SAC ($) (7)                        21.1          31.3         -32.6%       21.0         30.9        -32.0%
---------------------------------- ------------- ------------ ----------   ------------ ----------- --------

Notes:

1. EBITDA is a non-U.S. GAAP financial measure. EBITDA, which represents operating income before depreciation and amortization, should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. We believe that EBITDA is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry. The performance that EBITDA measures does not include our need to replace our capital equipment over time. Reconciliation of EBITDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the tables' section.

2. EBITDA margin is EBITDA expressed as a percentage of net operating revenues. Reconciliation of EBITDA margin to operating income as percentage of net revenues, the most directly comparable U.S. GAAP financial measures, is presented below in the tables' section.

3. Gross margin is defined as net operating revenues less selected operating costs (specifically, service costs, cost of handsets and accessories sold and cost of other revenues).

4. Gross margin percentage is gross margin expressed as a percentage of net operating revenues.

5. ARPU (Monthly Average Revenue per User) is calculated for each month in the relevant period by dividing the Company's service revenue during that month, including roaming revenue, but excluding revenue from connection fees and sales of handsets and accessories, by the average number of the Company's subscribers during the month.

6. MOU (Monthly Average Minutes of Use per User) is calculated for each month of the relevant period by dividing the total number of billable minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.

7.   SAC  (Average   Acquisition   Cost  Per  User)  is   calculated  as  dealer
     commissions, advertising expenses and handset subsidies for the relevant period divided by the number of gross sales during the relevant period.


Selling, general and administrative ("SG&A") expenses were $106.7 million in the second quarter of 2003, an increase of 67.3% compared to $63.8 million in the same period of 2002. In the second quarter of 2003, SG&A expenses as a percentage of net operating revenues were 35.1% compared to 36.8% in the same period of 2002. The Company's average acquisition cost per subscriber (SAC) for the second quarter of 2003 was $21.1 compared to $31.3 in the same period of 2002. The decrease in SAC was primarily attributable to the increase in regional sales as a percentage of total sales, as SAC is lower in the regions due to the relatively lower dealer commissions and larger proportion of sales through the Company's own offices.

VimpelCom Announces Second Quarter And Six Month 2003 Financial And Operating Results
Page 3 of 4

In the second quarter of 2003, the Company recorded a $2.4 million provision for doubtful accounts receivable, representing 0.8% of net operating revenues for this period, compared to $3.5 million in the same period in 2002, representing
2.0 % of net operating revenues for that period. This decrease was largely the result of improved risk management and cash collection procedures as well as the increased proportion of prepaid subscribers.

VimpelCom's capital expenditures in the second quarter of 2003 were approximately $174.2 million, primarily for the purchase of property and equipment. Capital expenditures for the Moscow license area in the second quarter of 2003 were approximately $47.9 million.

MOU decreased slightly in the second quarter of 2003 to 93.8 minutes, compared to 94.7 minutes in the second quarter of 2002. However, primarily due to seasonal factors, MOU increased by 15.1% in the second quarter of 2003 compared to the first quarter of 2003. ARPU decreased in the second quarter of 2003 by approximately 24.3% to $14.30, compared to $18.90 in the second quarter of 2002, due to a reduction in tariffs as a result of increased competition and the growing proportion of regional subscribers (who generate lower ARPU than Moscow subscribers). However, seasonal factors caused ARPU to increase by 5.8% compared to the first quarter of 2003.


                           Key Subscriber Statistics

---------------------------- ----------- ---------- -------  ----------   ------
                               As of       As of    Change     As of      Change
                              June 30,    June 30,  Y-on-Y    March 31,   Q-on-Q
                               2003        2002       (%)       2003        (%)

---------------------------- ----------- ---------- -------  ----------   ------
Moscow license area          4,428,800   2,845,300  55.7%     3,945,600   12.2%
---------------------------- ----------- ---------- -------  ----------   ------
Contract                     763,200     701,700    8.8%     732,000      4.3%
---------------------------- ----------- ---------- -------  ----------   ------
Prepaid                      3,665,600   2,143,600  71.0%    3,213,600    14.1%
---------------------------- ----------- ---------- -------  ----------   ------
Regions                      3,004,800   430,900    597.3%   2,242,400    34.0%
---------------------------- ----------- ---------- -------  ----------   ------
Total Number of Subscribers  7,433,600   3,276,200  126.9%   6,188,000    20.1%
---------------------------- ----------- ---------- -------  ----------   ------

---------------------------- ----------- ---------- -------  ----------   ------
Churn (quarterly)            10.5%       6.9%        -       9.6%         -
---------------------------- ----------- ---------- -------  ----------   ------


The Company's regional subscribers increased approximately seven-fold between June 30, 2002 and June 30, 2003 to reach the figure of 3 million subscribers, including growth of 34% in the second quarter of 2003. The second quarter of 2003 was also marked by an increase in the number of VimpelCom's prepaid subscribers in the Moscow license area as a percentage of its total subscribers in the Moscow license area, from approximately 81.4% at the end of the first quarter of 2003 to 82.8% at the end of the second quarter of 2003. The number of VimpelCom's GSM subscribers in the Moscow license area as a percentage of its total subscribers in the Moscow license area increased to 96.8% at the end of the second quarter of 2003, compared to 92.7% at the end of the second quarter of 2002.

The Company's quarterly churn rate in the second quarter of 2003 was 10.5%, compared to 6.9% for the same period in 2002. The increase in churn was primarily the result of high subscriber growth rates in previous periods, particularly in the low-end user segment, as well as internal migration, which is technically regarded as churn, and increased competition.

The Company's management will discuss its second quarter 2003 results on a conference call on August 28, 2003 at 6:30 pm Moscow time (10:30 am EDT in New
York). The call may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay and the webcast will be available through September 5, 2003 and September 29, 2003, respectively. A

VimpelCom Announces First Quarter 2003 Financial And Operating Results
Page 4 of 4


Company     presentation    will    be    posted    on    VimpelCom's    website
http://www.vimpelcom.com.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" brand, which is one of the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 92% of Russia's population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on The New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company's development plans. These and other forward-looking statements are based on management's best assessment of the Company's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia, the Company's ability to continue to grow its overall subscriber base, continued volatility in the world economy and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian telecommunications industry will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2002 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin                                 Christopher Mittendorf
VimpelCom (Moscow)                            Edelman Financial Worldwide
Tel: 7(095) 974-5888                          Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                         christopher.mittendorf@edelman.com

                                -Tables Attached-

                             Open Joint Stock Company "Vimpel-Communications"
                          Unaudited Condensed Consolidated Statements of Income

                                                        Three months ended             Six months ended
                                                              June 30,                     June 30,
                                                        2003           2002           2003          2002

                                                    ----------------------------  ----------------------------
                                                   (In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
   Service revenues and connection fees              US$290,426     US$164,328      US$520,525    US$299,081
   Sales of handsets and accessories                     12,956         11,372          26,382        23,268
   Other revenues                                         1,058            393           1,970           794
                                                    ----------------------------  ----------------------------
Total operating revenues                                304,440        176,093         548,877       323,143
   Less revenue based taxes                                   -        (2,712)               -        (4,702)
                                                    ----------------------------  ----------------------------
Net operating revenues                                  304,440        173,381         548,877       318,441

Operating expenses:
    Service costs                                        42,774         24,048          79,934        44,125
    Cost of handsets and accessories sold                12,641         10,272          23,345        17,348
    Cost of other revenues                                    3             16               6            32
    Selling, general and administrative expenses        106,721         63,809         192,031       113,763
    Depreciation and amortization                        42,652         21,881          81,702        40,831
    Provision for doubtful accounts                       2,372          3,479           5,696         8,146
                                                    ----------------------------  ----------------------------
Total operating expenses                                207,163        123,505         382,714       224,245
                                                    ----------------------------  ----------------------------

Operating income                                         97,277         49,876         166,163        94,196

Other income and expenses:
    Interest income                                       2,278          1,835           4,276         3,046
    Gain on trading in securities                            17              6              17            58
    Interest expense                                    (17,961)       (11,998)        (33,997)      (18,606)
    Net foreign exchange (loss) gain                     (1,286)        (9,460)             41        (9,881)
    Other (expenses) income                                (877)          1,205           (735)        1,113
                                                    ----------------------------  ----------------------------
Total other income and expenses                         (17,829)       (18,412)        (30,398)      (24,270)
                                                    ----------------------------  ----------------------------

Income before income taxes and minority interest         79,448         31,464         135,765        69,926

Income taxes expense                                     23,129          9,523          38,041        19,949
Minority interest in net earnings (losses)
of subsidiaries                                           3,672              -           3,690           (10)
                                                    ----------------------------  ----------------------------

Net income                                            US$52,647      US$21,941       US$94,034     US$49,987
                                                    ============================  ============================

Net income per common share                             US$1.38        US$0.58         US$2.47       US$1.32
                                                    ============================  ============================

Net income per ADS equivalent                           US$1.04        US$0.44         US$1.85       US$0.99
                                                    ============================  ============================

Weighted average common shares outstanding
(thousands)                                              38,079         38,006          38,076       38, 004
                                                    ============================  ============================


                    Open Joint Stock Company "Vimpel-Communications" Uunaudited Condensed Consolidated Balance Sheet

                                                        June 30,         December 31,
                                                          2003               2002

                                                   --------------------------------------
                                                         (In thousand US dollars)
Assets
Current assets:
          Cash and cash equivalents                        US$188,490         US$263,657
          Trade accounts receivable                            81,658             75,399
          Other current assets                                214,914            149,309
                                                   --------------------------------------
Total current assets                                          485,062            488,365

Non-current assets:
          Property and equipment, net                       1,214,996            957,602
          Other intangible assets, net                         56,682             55,730
          Telecommunication licenses and
          allocation of frequencies, net                      109,244             88,385
          Other assets                                        111,381            102,662
                                                   --------------------------------------
Total non-current assets                                    1,492,303          1,204,379
                                                   --------------------------------------

Total assets                                             US$1,977,365       US$1,692,744
                                                   ======================================

Liabilities and shareholders' equity
Current liabilities:
          Accounts payable                                  US$82,131          US$80,241
          Due to related parties                                3,550              4,114
          Customer deposits and advances                      124,857            106,655
          Other advances                                        8,250                  -
          Deferred revenue                                      1,373              2,016
          Ruble denominated bonds payable                      98,852                  -
          Bank loans, current portion                          43,630             37,780
          Capital lease obligation, current portion             3,966              3,868
          Equipment financing obligations,
          current portion                                     122,483            134,617
          Accrued liabilities                                  89,592             49,492
                                                   --------------------------------------
Total current liabilities                                     578,684            418,783

Deferred income taxes                                          44,056             35,227
Bank loans, less current portion                              330,789            306,080
Capital lease obligation, less current portion                    153                899
Accrued liabilities                                             1,792              3,265
5.5% Senior convertible notes due July 2005                    88,584             85,911
Equipment financing obligations, less current
portion                                                        67,440             81,425

Minority interest                                             105,867             98,491

Shareholders' equity                                          760,000            662,663
                                                   --------------------------------------

Total liabilities and shareholders' equity               US$1,977,365       US$1,692,744
                                                   ======================================

                       Unaudited Condensed Consolidated Statements of Cash Flows

                                                                              Six months ended
                                                                                  June 30,
                                                                           2003             2002
                                                                     ---------------------------------
                                                                      (In thousands of US dollars)

Net cash provided by operating activities                               US$196,614        US$91,200

Proceeds from bank and other loans                                         121,732          251,286
Proceeds from issuance of ruble denominated bonds                           97,119                -

Payments of fees in respect of debt issue                                   (1,815)          (6,203)
Repayment of bank and other loans                                          (57,545)          (1,037)

Repayment of equipment financing obligations                              (149,384)         (16,290)
Repayment of capital lease obligations                                        (661)            (943)
                                                                     ---------------------------------
Net cash provided by financing activities                                    9,446          226,813

Purchase of property and equipment                                        (230,004)         (86,812)
Proceeds from sale of property and equipment                                 8,250                -
Purchase of StavTeleSot stock,
  net of cash acquired of US$658                                           (38,143)               -
Purchase of intangible assets                                              (12,387)          (3,987)
Purchase of other assets                                                   (14,420)         (14,383)
                                                                     ---------------------------------
Net cash used in investing activities                                     (286,704)        (105,182)

Effect of exchange rate changes on cash                                      5,477            2,124
                                                                     ---------------------------------

Net (decrease) increase in cash                                            (75,167)         214,955
Cash and cash equivalents at beginning of period                           263,657          144,172
                                                                     ---------------------------------

Cash and cash equivalents at end of period                              US$188,490       US$359,127
                                                                     =================================

Supplemental cash flow information

  Non-cash activities:
     Equipment acquired under financing agreements                       US$68,053        US$63,511
     Accounts payable for equipment and other long-lived assets             25,587           25,468
     Accrued debt and equity offering costs                                    249                -
     Operating activities financed by sale of treasury stock                 1,777              729
     Acquisitions:
        Fair value of assets acquired                                       66,634                -
        Difference  between the amount paid and the fair value of
        net assets acquired                                                 (4,699)               -
        Cash paid for the capital stock                                    (38,801)               -
                                                                        ------------------------------
          Liabilities assumed                                            US$23,134        US$     -
                                                                       ==============================


                                            Reconciliation of EBITDA to operating income
                                                  (In thousands of US dollars)

                                                                       Three months ended
                                                June 30, 2003            March 31, 2003            June 30, 2002
                                                        -----                      ----                     ----
EBITDA                                          US$  139,929               US$ 107,936              US$ 71,757
Less: Depreciation                                   (33,914)                  (31,678)                (19,097)
Less: Amortization                                    (8,738)                   (7,372)                 (2,784)
------------------------------------------------------------------------------------------------------------------
Operating income                                 US$  97,277               US$  68,886              US$ 49,876
==================================================================================================================


           Reconciliation of EBITDA margin to operating income as percentage of net operating revenues
                                                                     Three months ended
                                                    June 30, 2003      March 31, 2003         June 30, 2002
                                                             -----               -----                 -----
EBITDA margin                                           46.0%              44.2%                 41.4%
Less: Depreciation as percentage of net
   operating revenues                                  (11.1%)            (13.0%)               (11.0%)
Less: Amortization as percentage of net
   operating revenues                                   (2.9%)             (3.0%)                (1.6%)
==================================================================================================================
Operating income as percentage of net
  operating revenues                                    32.0%              28.2%                  28.8%
==================================================================================================================


                                            Reconciliation of EBITDA to operating income
                                                  (In thousands of US dollars)

                                                                            Six months ended
                                                            June 30, 2003                      June 30, 2002
                                                                    -----                               ----
EBITDA                                                       US$  247,865                        US$ 135,027
Less: Depreciation                                                (65,592)                           (35,343)
Less: Amortization                                                (16,110)                            (5,488)
------------------------------------------------------------------------------------------------------------------
Operating income                                             US$  166,163                         US$ 94,196
==================================================================================================================

                Reconciliation of EBITDA margin to operating income as percentage of net operating revenues


                                                                            Six months ended
                                                            June 30, 2003                      June 30, 2002
                                                                     ----                               ----
EBITDA margin                                                    45.2%                            42.4%
Less: Depreciation as percentage of net
   operating revenues                                           (12.0%)                          (11.1%)
Less: Amortization as percentage of net
   operating revenues                                            (2.9%)                           (1.7%)
------------------------------------------------------------------------------------------------------------------
Operating income as percentage of net
  operating revenues                                             30.3%                            29.6%
==================================================================================================================

                                                               ###